Exhibit 21.1

PIONEER POWER SOLUTIONS, INC.

Subsidiaries (All 100% Owned)

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation

Pioneer Transformers, Ltd.	Canada
Barnard Granby Realty, Inc	Canada
Jefferson Electric, Inc.	Delaware
Jefferson Electric Mexico Holdings LLC	Wisconsin
JE Mexican Holdings, Inc.	Delaware
Nexus Custom Magnetics, LLC	Texas
Nexus Magneticos de Mexico, S. de R.L. de C.V.	Mexico